SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Weis Markets, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

    948849-104
(CUSIP Number)

Ellen W. P. Wasserman
1000 South Second Street
P.O. Box 471
Sunbury, Pennsylvania 17801-0471
                                          (570) 286-4571
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                November 2, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the ubject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 948849-104

          1)     Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)
                    Ellen W. P. Wasserman

          2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)      X
                  (b)

          3)     SEC Use Only

          4)     Source of Funds (See Instructions)      OO

          5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          6)     Citizenship or Place of Organization      U.S.A.

Number of Shares Bene- ficially Owned by Each Report- ing Person With	(7)	Sole Voting Power	1,746,424
	(8)	Shared Voting Power	0
	(9)	Sole Dispositive Power	1,746,424
	(10)	Shared Dispositive Power	0

         11)     Aggregate Amount Beneficially Owned by Each Reporting Person     1,746,424

         12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         13)     Percent of Class Represented by Amount in Row (11)           6.5%

         14)     Type of Reporting Person (See Instructions)      IN

Item 1. Security and Issuer.
          Common Stock, no par value (the "Common Stock"), of Weis Markets, Inc. (the "Company"), 1000 South Second Street, P.O. Box 471, Sunbury, PA 17801-0471.

Item 2. Identity and Background.
              (a)     Name of Person Filing: Ellen W. P. Wasserman

              (b)     Residence or Business Address:  Weis Markets, Inc.
                                                                           c/o Robert F. Weis
                                                                          1000 South Second Street
                                                                          P.O. Box 417
                                                                          Sunbury, PA 17801-0471

Item 3. Source and Amount of Funds or Other Consideration.
          Ellen W. P. Wasserman, the undersigned, has been a beneficial owner, as defined in Rule 13d-3, of more than 5% of the Common Stock of the Company since it went public in 1965.  Ellen W.P. Wasserman and Robert F. Weis, her brother, control 53.1% of the voting power and continue to constitute a group within the meaning of Section 13(d)(3) of the Act.

Item 5. Interest in Securities of the Issuer.
         The information in Items (6) through (11) and (13) of the cover page is incorporated herein by reference. On November 2, 2004, Ellen W. P. Wasserman, the undersigned, exchanged 1,358,000 shares of the Common Stock of the Company for a 97% interest in EKTJ Management LLC. The undersigned has no voting or dispositive power over the shares held by EKTJ Management LLC. Except for this reported transaction, there have been no other transactions in Common Stock of the Company effected by the undersigned since at least 60 days prior to that date.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
          See Item 3 and 5 above.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         /s/ Ellen W. P. Wasserman
Ellen W. P. Wasserman

Date: November 4, 2004